EXHIBIT 12.1

NOBLE ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Nine Months Ended September 30, 2003	Year ended December 31,

		2002	2001	2000	1999	1998

Income (loss) before taxes	$148,317	$32,179	$153,463	$215,589	$44,784	$(279,338)
Add (deduct)
Fixed charges	47,070	64,566	54,434	50,434	49,393	50,913
Interest capitalized	(9,578)	(16,331)	(15,953)	(6,326)	(5,894)	(6,753)
Distributions less equity in earnings of equity investees	4,385	8,164	(6,981)	(13,544)	—	—
Earnings as defined	$190,194	$88,578	$184,963	$246,153	$88,283	$(235,178)

Interest expense, excluding capitalized interest	$36,785	$47,709	$38,007	$43,697	$43,041	$43,758
Interest capitalized	9,578	16,331	15,953	6,326	5,894	6,753
Interest portion of rental expense	707	526	474	411	458	402
Fixed charges as defined	$47,070	$64,566	$54,434	$50,434	$49,393	$50,913

Ratio of earnings to fixed charges	4.04	1.37	3.40	4.88	1.79	(1)

(1) The ratio is less than one because earnings were inadequate to cover fixed charges for the period. Earnings were insufficient to cover fixed charges by approximately $286 million in 1998.